

January 21, 2015

David Vautrin
Chief Executive Officer
XFit Brands, Inc.
18 Goodyear, Suite 125
Irvine, CA 92618

> **Re:    XFit Brands, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 9, 2015**
> **File No. 333-200619**

Dear Mr. Vautrin:

We have reviewed your responses to the comments in our letter dated December 18, 2014 and have the following additional comments.

General

1.  We note that you signed an equity purchase agreement with Kodiak Capital Group and filed it as an exhibit to your registration statement.  In your business and MD&A sections please describe the material terms of this agreement.

Risk Factors, page 11

2.  Please add a risk factor describing the potential depressing effect the issuance of significant amounts of stock under the Kodiak equity purchase agreement may have on your stock price.  Disclose the material terms of the agreement, such as the commitment period and that Kodiak would be entitled to purchase securities at 75% of the market price of your stock.  Also disclose in the risk factor that you have entered into a registration rights agreement with respect to the shares to be acquired by Kodiak under the equity purchase agreement.

Description of Business, page 27

Concentration of Accounts, page 34

3.  We note your response to our prior comment 13 and your revised disclosure.  Please disclose percentages and amounts of accounts receivable attributed to each Advantage Fitness Products, Gopeher Sport and The Compound MMA.  Similarly, disclose individual percentages and amounts for the three vendors listed.

Material Tax Consequences, page 40

4. We note that the following statements and assumptions are not appropriate for a tax opinion and should be revised as opinion of counsel providing the tax opinion. Please refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, Section III.C.

   - "*Management has treated* TD Legacy as a partnership for federal income tax purposes for all prior years and believes that such treatment is appropriate" (emphasis added) on page 40;
   - "The discussion below is based on Management's representation that TD Legacy will be classified as a partnership for U.S. federal income tax purposes" on page 41;
   - "*TD Legacy believes that*, as of the date of the Distribution, XFIT Shares will not constitute 'marketable securities' subject to Section 731(c)" (emphasis added) on page 41;
   - "*TD Legacy believes that* none of its Members will recognize gain as a result of the Distribution of XFIT Shares to the members in proportion to their Membership Interests" (emphasis added) on page 41; and
   - "*TD Legacy anticipates that* no income or gain will be recognized by holders of Membership Interests in TD Legacy for U.S. federal income tax purposes solely as a result of the receipt by TD Legacy Members of XFIT Shares pursuant to the Distribution" (emphasis added) on page 42;

5. Please delete the two paragraph section entitled "Possible Classification as Corporation" starting on page 42. A legal conclusion that TD Legacy will be taxed as a partnership appears fundamental to the tax opinion provided in this transaction.

6. We note the statement on page 43 that "the Members' basis in the XFIT Shares distributed to the Members pursuant to the Distribution *should* be equal to each Member's adjusted basis in his Membership Interest in TD Legacy and the holding period *should* include TD Legacy's holding period in the XFIT Shares, including any holding period tacked on to TD Legacy's holding period in the XFIT Shares" (emphasis added). Similar language appears on page 42 under "Basis; Holding Period." Please explain why counsel gives a "should" and cannot give a "will" opinion. Please describe the attendant degree of uncertainty in the opinion.

Legal Matters, page 58

7. Please advise whether the shares to be received by Indeglia & Carney will be issued because the legal experts were employed on a contingent basis. Refer to Item 509 of Regulation S-K.

<u>Exhibit 8.1</u>

8. Counsel may limit reliance on its opinion with respect to purpose, but not person. As Exhibit 8.1 is addressed to the company, please have counsel revise the penultimate sentence in the opinion to remove the words "to you solely," or make other necessary revisions to clarify that counsel is not liming reliance as to persons who can rely on the opinion.

You may contact Heather Clark at (202) 551-3624 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director

cc:     Marc A. Indeglia, Esq.